UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resignation of Officer

On July 31, 2024, Mr. Francis Zhang resigned from his position as the chief financial officer (the “CFO”) of Jiuzi Holdings Inc. (the “Company”), effective immediately.

Appointment of Officer

On August 15, 2024, the board of directors (the “Board”) of the Company appointed Mr. Huijie Gao as the CFO of the Company to fill the vacancy resulting from Mr. Francis Zhang’s resignation. In connection with Mr. Gao’s appointment, the Company and Mr. Gao entered into an employment agreement, dated August 15, 2024 (the “Employment Agreement”), pursuant to which Mr. Gao will receive an annual compensation of US$33,000 for his service as the CFO of the Company.

Mr. Gao has nearly 20 years of experience in the financial industry, with extensive expertise in corporate finance and financial management. Prior to becoming the CFO, Mr. Gao was the vice president of finance of the Company since January 2024, assisting the management team in daily operations, overseeing company-wide capital budgeting, internal control management and assessment, as well as preparing annual and semi-annual reports. From May 2020 to August 2023, Mr. Gao served as the CFO of Xilianwang Automotive Industry Chain Co., Ltd. in Shenzhen, in charge of strategic development, financial operations management, and capital operations. From February 2016 to April 2020, Mr. Gao worked as the general manager at Qixin (Shenzhen) Financial Consulting Co., Ltd., providing professional advice and services for clients in domestic and international listings, restructuring, and mergers and acquisitions. From June 2008 to December 2015, Mr. Gao was a project manager at Lianda Accounting Firm’s Shenzhen office. Mr. Gao received his bachelor’s degree in financial management from Hubei University of Automotive Technology in 2005 and an EMBA from Wuhan University. Mr. Gao is also a certified tax agent in China.

There is no family relationship between Mr. Gao and any of our other officers and directors. Except for the Employment Agreement described above, Mr. Gao has not had any transaction with the Company since the beginning of our last fiscal year.

The foregoing description of the Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Employment Agreement attached hereto as Exhibit 4.1, which is incorporated herein by reference.

Exhibit

4.1	Employment Agreement between Jiuzi Holdings Inc. and Huijie Gao, dated August 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIUZI HOLDINGS INC.

Date:	August 15, 2024

By:	/s/ Tao Li
Name:	Tao Li
Title:	Chief Executive Officer

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